July 5, 2016

By EDGAR

Pamela A. Long, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Hebron Technology Co., Ltd.
Registration Statement on Form F-1
File No.: 333- 208583

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as placement agent of the proposed issuer, hereby joins the request of Hebron Technology Co., Ltd. that the effective date of the above-referenced Registration Statement on Form F-1 be declared effective at 4:00 p.m. (Eastern Standard Time) on Wednesday, July 6, 2016, or as soon as practicable thereafter.

Sincerely,
/s/ Micah Eldred
Spartan Securities Group, Ltd.

Name: Micah Eldred
Title: CEO
Date: July 5, 2016